

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Jerry Pascucci
President & Director
Fairfield Futures Fund L.P. II (f/k/a Citigroup Fairfield Futures Fund L.P. II)
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

> **Re:** **Fairfield Futures Fund L.P. II (f/k/a Citigroup Fairfield Futures Fund L.P. II)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-51282**

Dear Mr. Pascucci:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief